Sub-item 77I

LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED DECEMBER 20, 2013
TO THE SUMMARY PROSPECTUS AND PROSPECTUS,
EACH DATED MAY 1, 2013, OF
CLEARBRIDGE EQUITY INCOME FUND

Effective December 20, 2013, the section entitled "Fees and expenses of the fund" in the fund's Summary and Statutory Prospectuses, is hereby amended and restated pursuant to Rule 497, December 20, 2013, Accession Number 0001193125-13-480485.